

Mail Stop 4546

November 13, 2016

Ernest Loumaye
Chief Executive Officer
ObsEva SA
Chemin des Aulx, 12
1228 Plan-les-Ouates
Geneva, Switzerland

> **Re: ObsEva SA**
> **Draft Registration Statement on Form F-1**
> **Submitted October 14, 2016**
> **CIK No. 0001685316**

Dear Mr. Loumaye:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary
OBE2109 for the Treatment of Pain . . ., page 2

1.   Please define the terms "receptor antagonist," "pharmacokinetic" and "pharmacodynamic" where you first use them.

2.   Please briefly explain the "late-stage clinical development program" you intend to initiate regarding OBE2109 for the uterine fibroids indication in 2017.

Use of Proceeds, page 63

3.   Please amend your disclosure to include your estimation of how far in the clinical development process you expect your three principal product candidates will advance using the offering proceeds. If the anticipated proceeds will not be sufficient to fund all the proposed purposes, please revise to disclose the order of priority of each purpose and the amount and sources of other funds needed, as required by Item 3.C.1 of Form 20-F.

Contractual Obligations and Commitments, page 79

4.   Please quantify the milestone payments under your license agreements with Kissei and Merck Serono that you may be required to pay in the future in your footnote to the table.

Share-Based Compensation, page 80

5.   Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

OBE2109: Investigational GnRH Receptor . . ., page 88

6.   Where you discuss the three Phase 2a clinical trials for endometriosis, please indicate for each one the p-value by which you measured statistical significance and describe the specific results observed in the KLH1201 and KLH1203 trials.

Financial Statements
Note 17. Loss Per Share, page F-23

7.   Explain to us how including preferred shares in the computation of basic loss per share complies with IAS 33.

Notes to the Interim Financial Statements for the Six-Month Period Ended June 30, 2016
Note 4. Shareholders' Equity, page F-32

8.   Please tell us the accounting literature that supports your basis to offset $30.6 million in accumulated losses with the share premium balance in your financial statements. In addition, tell us what benefit this transaction provided as an accumulated loss is still reflected in your financial statements, albeit significantly reduced from the prior period.

Other Comments

9. We note that you have submitted an application for confidential treatment in connection with several of your exhibits. Please be advised that comments to this application, if any, will be forwarded to you under separate cover.

10. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

11. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

You may contact Sasha Parikh at (202) 551-3627 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Divakar Gupta
Cooley LLP